EXHIBIT 99.21

Annual General Meeting of
Fortuna Silver Mines Inc. (the “Company”)
held on June 23, 2010

Report of Voting Results
pursuant to Section 11.3 of National Instrument 51-102

Matter Voted Upon	Method of Voting	Result
To appoint Deloitte & Touche LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Show of hands	Approved

To elect:

Jorge Ganoza Durant
Simon Ridgway
Tomas Guerrero
Michael Iverson
Mario Szotlender
Robert Gilmore

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

	Show of hands	Approved
To approve the Company’s Stock Option Plan.	Ballot	Not approved 6,516,391 shares (26.4%) in favour 18,193,257 shares (73.6%) against
To approve certain previously granted stock options.	Ballot	Not approved 7,287,890 shares (29.5%) in favour 17,421,758 shares (70.5%) against

DATED:   June 23, 2010.

FORTUNA SILVER MINES INC.

Per:                            “Sally Whittall”
Sally Whittall, Corporate Secretary